Exhibit 99.1

CSP Inc. REPORTS FISCAL YEAR 2020 FIRST QUARTER RESULTS; BUILDS MOMENTUM FOR NEW PRODUCT LAUNCHES IN THE SECOND HALF OF FISCAL YEAR 2020

LOWELL, Mass., February 12, 2020 –CSPi (NASDAQ: CSPI), a provider of security and packet capture products, managed IT and professional services and technology solutions, reported results for the 2020 fiscal first quarter ended December 31, 2019.  The Company announced that its Board of Directors has voted to pay a quarterly dividend of $0.15 per share to shareholders of record on February 28, 2020 payable on March 13, 2020.

“I am pleased to report that our first quarter results met our expectations, and despite the unfavorable business mix, our gross margin improved over 100 basis points demonstrating our continued focus on high margin products to fuel our growth and profitability,” commented Victor Dellovo, Chief Executive Officer.  “We remain confident about our opportunity pipeline and anticipated performance throughout the year, including a more favorable product mix in addition to royalty revenue from E-2D planes in the second half of fiscal 2020.  Additionally, the launches of our exciting new offerings - ARIA and Unified-Communications-as-a-Service business (UCaaS) - are progressing as planned and will further foster our migration to a cybersecurity, wireless and managed service markets company.”

“With regard to ARIA, we continue to have advanced discussions with a leading cable company and we anticipate this will result in a purchase,” said Mr. Dellovo.

Fiscal Year 2020 First Quarter Results

Revenue for the fiscal first quarter was $16.6 million compared to $19.0 million in the year-ago fiscal first quarter. Foreign exchange had a negative effect on net loss of $0.3 million for the quarter.  Gross profit for the fiscal first quarter was $4.0 million, or 24.3% of sales, compared with $4.3 million, or 22.9% of sales in the year-ago fiscal first quarter. Net loss for the first quarter was $540,000, or $0.14 per share compared with net income of $50,000, or $0.01 per share for the first quarter of fiscal 2019.

At December 31, 2019, the Company had cash and cash equivalents of $17.6 million.

Conference Call Details

CSPi Chief Executive Officer Victor Dellovo and Chief Financial Officer Gary W. Levine will host a conference call at 10:00 a.m. (ET) today to review CSPi’s financial results and provide a business update. To listen to a live webcast of the call, please visit the “Investor Relations” section of the Company’s website at www.cspi.com.  Individuals may also listen to the call via telephone, by dialing 866-894-5910 or 785-424-1736 and use the Conference ID: CSPQ120.  For interested parties unable to participate in the live call, an archived version of the webcast will be available for approximately one year on CSPi’s website.

About CSPi

CSPi (NASDAQ: CSPI) operates two divisions, each with unique expertise in designing and implementing technology solutions to help their customers use technology as a means to success. The High Performance Product division, including ARIA Cybersecurity Solutions, originated from supporting initiatives for the Department of Defense and Western intelligence agencies related to network monitoring, data protection, and intelligence initiatives. This focused mindset now results in foolproof data protection, enterprise-wide. Our ARIA Software Defined Security solutions set provides enhanced network security, as well as accelerating incident response capabilities, while our Myricom nVoy Series appliances provide automated breach identification and notification, enabled by the 10G dropless packet capture inherent in our Myricom intelligent adapters. CSPi’s Technology Solutions division helps clients achieve their business goals and accelerate time to market through innovative IT solutions and professional services by partnering with best-in-class technology providers. For organizations that want the benefits of an IT department without the cost, we offer a robust catalog of Managed IT Services providing 24×365 proactive support. Our team of engineers have expertise across major industries supporting five key technology areas: Advanced Security; Communication and Collaboration; Data Center; Networking; and Wireless & Mobility.

Safe Harbor

The Company wishes to take advantage of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to statements that may be deemed to be forward-looking under the Act. Such forward-looking statements may include, but are not limited to, we are confident about our opportunity pipeline and anticipated performance throughout the year, including a more favorable product mix in addition to royalty revenue from E-2D planes in the second half of fiscal 2020.

The Company cautions that numerous factors could cause actual results to differ materially from forward-looking statements made by the Company. Such risks include general economic conditions, market factors, competitive factors and pricing pressures, and others described in the Company's filings with the Securities and Exchange Commission (“SEC”). Please refer to the section on forward-looking statements included in the Company's filings with the SEC.

Exhibit 99.1

CSP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands,)

	December 31, 2019	September 30, 2019
	(Unaudited)
Assets
Current assets:
Cash and short-term investments	$17,627	$18,099
Accounts receivable, net	12,470	15,114
Inventories	5,507	7,818
Other current assets	5,484	5,503
Total current assets	41,088	46,534
Property, equipment and improvements, net	1,356	1,273
Operating lease right-of-use assets	2,288	—
Other assets	11,516	11,562
Total assets	$56,248	$59,369

Liabilities and Shareholders’ Equity
Current liabilities	$14,459	$20,027
Pension and retirement plans	7,275	6,904
Operating lease liabilities	1,679	—
Notes Payable	1,838	684
Other non-current liabilities	1,199	1,326
Shareholders’ equity	29,798	30,428
Total liabilities and shareholders’ equity	$56,248	$59,369

Exhibit 99.1

CSP INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

	Three months ended
	December 31,	December 31,
	2019	2018
Sales:
Product	$13,222	$15,711
Services	3,350	3,269
Total sales	16,572	18,980

Cost of sales:
Product	11,318	13,212
Services	1,223	1,419
Total cost of sales	12,541	14,631

Gross profit	4,031	4,349

Operating expenses:
Engineering and development	672	745
Selling, general and administrative	3,761	3,589
Total operating expenses	4,433	4,334

Operating (loss) income	(402)	15

Other income (expense), net	(208)	37

(Loss) income before income taxes	(610)	52

Income tax (benefit) expense	(70)	2

Net (loss) income	(540)	50
Net (loss) income attributable to common stockholders	$(540)	$48

Net (loss) income per share – basic	$(0.14)	$0.01
Weighted average shares outstanding – basic	3,963	3,868

Net (loss) income per share – diluted	$(0.14)	$0.01
Weighted average shares outstanding – diluted	3,963	3,966